SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The Prudential Group Share Incentive Plan

The Prudential Group Share Incentive Plan (the "Plan") is a HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs). Each month the Plan Trustee invests participants' contributions in the ordinary shares of the Company at the prevailing market price, which are held in the Plan Trust in accordance with the Plan Rules.

The Company was advised on 8 April 2015 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total holding and total percentage holding following notification
T Thiam	11	£16.815	991,877 (0.039%)
P-O Bouée	11	£16.815	126,079 (0.005%)
J Hunt	11	£16.815	162,770 (0.006%)
M McLintock	11	£16.815	506,797 (0.020%)
N Nicandrou	11	£16.815	402,528 (0.016%)
M Coltman	11	£16.815	142,381 (0.006%)
J Foley	11	£16.815	356,447 (0.014%)
J Murray	11	£16.815	128,266 (0.005%)

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Angela Zeng, Company Secretarial Assistant, +44 (0)20 7548 3943
Stefan Bort, Deputy Group Secretary, +44 (0)20 7548 2115

Date of notification

9 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09April 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary